Exhibit 107
CALCULATION OF FILING FEE TABLE
Schedule 14A
(Form Type)
Viper Energy, Inc.
(Exact Name of Registrant as Specific in its Charter)
Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$3,960,524,732.80 (1)	0.00015310	$606,356.34 (2)
Fees Previously Paid	—	—	—
Total Transaction Valuation	$3,960,524,732.80	—	—
Total Fees Due for Filing	—	—	$606,356.34
Total Fees Previously Paid	—	—	—
Total Fee Offsets	—	—	—
Net Fee Due	—	—	$606,356.34

(1)
Calculated solely for the purpose of determining the filing fee in accordance with Rule
0-11
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on the sum of (a) $1.0 billion, which represents the maximum aggregate cash consideration estimated to be paid by Viper Energy, Inc. (“Viper”) in connection with the completion of the transactions contemplated by that certain definitive equity purchase agreement (the “Drop Down Purchase Agreement”), by and among Viper, Viper Energy Partners LLC (the “Operating Company”), Endeavor Energy Resources, LP (“Endeavor Energy Resources”), 1979 Royalties LP and 1979 Royalties GP, LLC, dated January 30, 2025, and (b) (i) 69,626,640, which represents the number of units representing limited liability company interests in the Operating Company and an equivalent number of shares of Viper’s Class B common stock, par value $0.000001 per share (the “Equity Consideration”), that will be issued by Viper and the Operating Company to Endeavor Energy Resources in connection with the completion of the transactions contemplated by the Drop Down Purchase Agreement, multiplied by
(ii)
$42.52, which is the average of the high and low price per share of Viper’s Class A common stock (“Class A Common Stock”), par value $0.000001 per share, as reported on the Nasdaq Stock Market on March 14, 2025. The Equity Consideration is exchangeable from time to time for an equal number of shares of Viper’s Class A Common Stock, which is traded on the Nasdaq Global Select Market under the symbol “VNOM.”

(2)
In accordance with Section 14(g) of the Exchange Act and Rule
0-11
of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction calculated in note (1) above by 0.00015310.

Table 2: Fee Offset Claims and Sources
N/A